UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission File Number 000-51138

GRAVITY CO., LTD.

(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

GRAVITY ISSUES BUSINESS UPDATES

Seoul, South Korea – January 25, 2017 – GRAVITY Co., Ltd. (NasdaqCM: GRVY) (“Gravity” or “Company”), a developer and publisher of online and mobile games based in South Korea, today provided following business updates on Ragnarok Online IP-based mobile games.

•	Background

On March 25, 2016, the Company and Shanghai The Dream Network Technology Co., Ltd. (“Dream Square”) entered into a license and development agreement, which granted Dream Square a right to exclusively develop Ragnarok Online IP-based mobile and web games and to distribute such games in China for five years. In return, Dream Square agreed to pay certain rates of royalty fees on the revenues generated from the game services in China as well as a non-refundable minimum guarantee.

•	Updates on Ragnarok Online IP based mobile games

As a result of the agreement described above, a text RPG mobile game, titled as Tiantiandaboli, was launched in China on June 1, 2016. Such game was published by X.D. Network Inc., who re-licensed the distribution right from Dream Square.

In addition, Dream Square launched a card RPG mobile game, titled as RO Xianjing Chuanshuo: Fuxing, in China on October 18, 2016. Gravity, as a local publisher, launched such game in Taiwan on December 1, 2016. The Company also plans to publish the card RPG mobile game in Thailand and Korea during the first half of 2017.

On January 19, 2017, an MMORPG mobile game, titled as Xianjing Chuanshuo RO: Shouhuyonghengdeai, was released, by the local publisher, X.D. Network Inc., for an open beta test in China. The official launching of such game in China is scheduled in the first half of 2017.

About GRAVITY Co., Ltd.

Based in Korea, Gravity is a developer and publisher of online and mobile games. Gravity’s principal product, Ragnarok Online, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 81 markets and countries. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2015 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contacts:

Mr. Heung Gon Kim

Chief Financial Officer

Gravity Co., Ltd.

Email: kheung@gravity.co.kr

Ms. Ji Hee Kim

IR Manager

Gravity Co., Ltd.

Email: ircommunication@gravity.co.kr

Telephone: +82-2-2132-7800

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: January 25, 2017